

Yayoi Kusama (b. 1929)



Yayoi Kusama is a global cultural icon, admired for her installations and longtime exploration of minimalist abstractions, which began in the late 1950s.

INVESTMENT THESIS

Historical Price Appreciation of Similar Works (Kusama) *

33.0%

Not intended to indicate past or expected performance of any security. Investing involves risk and investors must be prepared to hold their investment for an extended period.


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$4.0m
$3.0m
$2.0m
$1.0m
$0.0m
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Initial Offering

$4,662,000

Investment Overview

Offering Circular		sec.gov/edgar
Auction History	moderate	30 years
2020 Auction Sales	significant	$65,814,064
Repeat Sales		view

0% Progress

INVEST NOW

DEAL SHEET

WHY WE LIKE THIS PAINTING

- On offer is a medium-sized, bold red example from Yayoi Kusama's recognizable and iconic "Pumpkin" series.
- While Kusama has had a prolific career that spans 6 decades, similar Pumpkin works in coloring and size like the Painting are rare to auction, with only 3 exclusively black and red pumpkins larger than 12" having come up for sale since May 1998.
- On December 1, 2021, a new auction record was set for the artist when a larger *Pumpkin (LPASG)* (2013) sold for $8,026,633. Another larger *Pumpkin (TWPOT)* (2010), holds Kusama's fifth highest auction price and it sold for $6,937,550 in April 2019.
- In July 2020, ARTnews stated "Kusama is both the world's top-selling living female artist, and still undervalued relative to her peers." Works by close contemporaries, such as Andy Warhol and Roy Lichtenstein, have exceeded $50 million at auction.
- Although there are no guarantees, similar works have shown attractive historical price appreciation at auction of 33.0% annualized from 1998 to 2021.
- Kusama has become a pop culture phenomenon and collaborated with luxury brands, including Louis Vuitton and Veuve Clicquot. Patrons have been known to wait for hours to experience Kusama's iconic "Infinity Rooms", and exhibitions of her work have attracted millions of museum visitors worldwide.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2020 Auction Sales
$65,814,064

2020 Number of Lots Sold
623

YAYOI KUSAMA

b. 1929, JAPAN



Acrylic on canvas | 39 × 39 in. (100 × 100 cm.)

Yayoi Kusama is a global cultural icon, admired for her installations and longtime exploration of minimalist abstractions, which began in the late 1950s.

$4,662,000

INITIAL OFFERING

33.0%

HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

The Painting is a prime, medium scale example of Kusama's iconic "Pumpkin" series, which features one central, deep red, spotted pumpkin against a net background. Paintings from the "Pumpkin" series range in size from under ten inches in height and width to over fifty inches in height and width. The artist typically paints yellow pumpkins against a black background, while red pumpkins appear to be more rare within Kusama's body of work. As of February 14, 2022 only three known paintings which measure larger than 12 inches by 12 inches and depict single, whole pumpkins painted exclusively in black and red, have appeared at auction since May 15, 1998. Kusama's interest in pumpkins can be traced back to her childhood, and first appeared as a motif in 1946 when she exhibited "Kabocha" (Pumpkin) in a travelling exposition in Japan. The artist reintroduced pumpkins into her work in the 1980s and began to incorporate them into her paintings, drawings, prints and installations. Kusama explained her love of the motif in a 2015 interview: "I love pumpkins because of their humorous form, warm feeling, and a human-like quality and form. My desire to create works of pumpkins still continues. I have enthusiasm as if I were still a child." Kusama's "Pumpkin" paintings have become some of the most commercially desirable examples within her body of work. As of February 14, 2022, large format pumpkin paintings represent four of the artist's top seven record prices achieved at auction, where three of those four were painted since 2010. As of February 14, 2022, the top auction records for "Pumpkin" paintings by Kusama are led by the larger format *Pumpkin (LPASG)* (2013) which sold for HKD 62,540,000 ($8,026,633) on December 1, 2021 at Christie's in Hong Kong, *Pumpkin (TWPOT)* (2010), which sold for HK$54,460,000 ($6,937,550) on April 1, 2019 at Sotheby's in Hong Kong and *Pumpkin* (1990), which sold for TW$198,560,000 ($6,295,343) on June 2, 2019 at Ravenel International Art Group in Taipei. The motif, color, size and execution of the Painting make it a particularly commercial and desirable work by the artist.

Yayoi Kusama's works are included in important permanent collections, such as the Museum of Modern Art in New York, the Broad Museum in Los Angeles, the Hirshhorn Museum in Washington, D.C., the Tate Modern in London, as well as the artist's eponymous museum in Tokyo, and many more. Recent major retrospectives of the artist's works have been held by art institutions all over the world, including a 2017 to 2019 traveling exhibition, which started at the Hirshhorn Museum in Washington D.C. The artist's body of work is premised on repetition, and her recognizable motifs include the "Infinity Nets," "Pumpkins" and immersive installations such as the "Infinity Mirror Rooms," which patrons have been known to wait hours to experience. Kusama has also collaborated with luxury brands, such as Louis Vuitton and Veuve Clicquot. As of February 14, 2022, Yayoi Kusama is counted among the top three most expensive living women artists. According to an ARTnews article published in July 2020, Kusama's works are undervalued relative to her peers: works of Kusama's close contemporaries, such as Andy Warhol and Roy Lichtenstein, have sold in excess of $50 million at auction. As of February 14, 2022, Kusama's top auction records are led by *Pumpkin (LPASG)* (2013), which sold for HK$62,540,000 ($8,026,633) at Christie's Hong Kong on December 1, 2021, *Interminable Net #4* (1959), which sold on April 1, 2019 for HK$62,433,000 ($7,953,215) at Sotheby's Hong Kong, and *White No. 28* (1960), which sold on November 12, 2014 at Christie's New York for $7,109,000.

AS OF FEBRUARY 14, 2022, KUSAMA'S TOP AUCTION RECORDS ARE LED BY *PUMPKIN (LPASG)* (2013), WHICH SOLD FOR HK$62,540,000 ($8,026,633) AT CHRISTIE'S HONG KONG ON DECEMBER 1, 2021, *INTERMINABLE NET #4* (1959), WHICH SOLD FOR HK$62,433,000 ($7,953,215) ON APRIL 1, 2019 AT SOTHEBY'S HONG KONG, AND *WHITE NO. 28* (1960), WHICH SOLD FOR $7,109,000 ON NOVEMBER 12, 2014 AT CHRISTIE'S NEW YORK.

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


$6.0M
$4.5M
$3.0M
$1.5M
1997
1999
2001
2003
2005
2006
2008
2010
2012
2014
2016
2018
2020
2021

Yayoi Kusama (b. 1929, Japan) is one of the most prolific artists living today. Since the 1950s, Kusama has worked actively in various media, including performance, painting, sculpture and immersive installations. Kusama was born in Matsumoto, Japan and began to create art at an early age as a way to engage with her mental illness. After she arrived in New York in 1957, the artist began to focus on abstraction, and soon, her "Infinity Nets" series developed and garnered recognition. Kusama also exhibited frequently alongside Minimalist and Pop artists, including Donald Judd, Andy Warhol, and Dan Flavin. Notably, the artist was included in the "1961 Whitney Annual" at the Whitney Museum of American Art in New York. Though Kusama exhibited her "Narcissus Garden" (1966) alongside the 33rd Venice Biennale in 1966, it was not until 1993, that she officially returned to represent Japan at the 45th edition of the show. As of February 14, 2022, Kusama continues her studio practice and is represented by a number of major galleries, including David Zwirner Gallery and Victoria Miro Gallery.



YAYOI KUSAMA.





YAYOI KUSAMA,

IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past artwork pricing trends are not indicative of future pricing trends.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Yayoi Kusama which depict red, yellow or pink single pumpkins, measure between 28 by 28 inches and 50 by 50 inches, excluding split bottom pumpkins and works with atypical backgrounds including jagged edge or checkered pattern. "Pumpkin" (1989) which sold on October 1, 2018, April 6, 2015, May 28, 2011, and July 8, 2010, and lacks the typical dots on the surface of the pumpkin was excluded from the set of similar sales. Where the buyer's premium was unavailable due to incomplete data, the following buyer's premiums were applied: 15% was applied to "Pumpkin" (1981) which sold on November 23, 2021 at Seoul Auction in Seoul, 18% was applied to "Pumpkin (ABC)" which sold on November 27, 2016 at Seoul Auction in Hong Kong and 16.5% was applied to "Pumpkin" (1991) which sold on April 9, 2016 at Mainichi Auction in Tokyo. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 33.0% CAGR implied from selected sales occurring from May 15, 1998 to November 23, 2021.

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